September 6, 2024

J. Patrick Mackin
President, Chief Executive Officer and Chairman
Artivion, Inc.
1655 Roberts Boulevard N.W.
Kennesaw, GA 30144

        Re: Artivion, Inc.
            Definitive Proxy Statement on Schedule 14A
            Filed April 1, 2024
            File No. 001-13165
Dear J. Patrick Mackin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program